Exhibit 99.1

Alcon’s Third Quarter Sales Rise 12.4 Percent

HUNENBERG, Switzerland – October 23, 2006 – Alcon, Inc. (NYSE:ACL) reported global sales of $1,203.8 million for the third quarter of 2006, an increase of 12.4 percent over global sales in the third quarter of 2005, or 11.3 percent excluding the impact of foreign exchange fluctuations. Reported net earnings for the third quarter of 2006 were $232.1 million, or $0.76 per share on a diluted basis, compared to $295.8 million, or $0.95 per share for the third quarter of 2005. Earnings in the third quarter of 2006 included an impairment charge related to certain assets of the company’s refractive laser business. The impact of this non-cash charge was $92.0 million after income taxes, or $0.30 per share on a diluted basis. Net earnings in the third quarter of 2006 also included expenses related to the implementation of Statement of Financial Accounting Standards (SFAS) 123(R), which were not incurred in the third quarter of 2005. The impact of SFAS 123(R) was $11.1 million after income taxes, or $0.03 per share on a diluted basis. Excluding these two items, adjusted net earnings in the third quarter of 2006 increased to $335.2 million, or $1.09 on a diluted basis. Adjusted net earnings for this year’s third quarter grew 13.3 percent compared to the third quarter of 2005, while adjusted earnings per share grew 14.7 percent, due to a lower number of shares outstanding as a result of the company’s share repurchase program. A reconciliation of reported and adjusted net earnings and earnings per share for the third quarter and year to date is included in the financial tables below.

“Our core operating strategies, focusing on introducing innovative new products in all of our product areas and building brands globally, continue to deliver excellent results,” said Cary Rayment, Alcon’s chairman, president and chief executive officer. “Healthy sales growth led to a strong overall third quarter in terms of earnings per share, especially considering the increased investment in R&D. In fact, on a comparable basis to the first nine months of 2005, excluding the impact of the AMO patent settlement, impairment charge and new SFAS 123(R) expenses, year to date earnings per share are up more than 19 percent, reflecting our ability to realize operating leverage in our results.”

Third Quarter Sales Highlights

Highlights of sales for the third quarter of 2006 are provided below. Unless otherwise noted, all comparisons are versus the third quarter of 2005.

•

Pharmaceutical sales grew 13.5 percent to $496.7 million, or 12.2 percent on a constant currency basis. Sales of glaucoma products increased 14.6 percent to $175.7 million, led by sales of Travatan® ophthalmic solution and Azopt® ophthalmic suspension. On a global basis, Travatan® solution sales (including DuoTravTM ophthalmic solution) rose 25.2 percent on share gains in multiple markets, while Azopt® suspension sales increased 20.1 percent. Sales of infection and inflammation products rose 12.6 percent to $176.7 million, mainly due to U.S. share gains for Vigamox® ophthalmic solution and Nevanac® ophthalmic suspension. Sales of allergy products declined by 0.5 percent primarily because of a decline in wholesaler inventories of Patanol® ophthalmic solution in the U.S. during the third quarter of 2006. Led by CiproDex® Otic suspension, otic product sales outpaced the market by growing 1.9 percent to $76.3 million. Growth in this category was affected by market growth for the quarter that was slower than in past periods.

•

Surgical sales grew 9.2 percent to $528.7 million or 8.2 percent on a constant currency basis. Sales of intraocular lenses increased 13.6 percent to $191.8 million. In terms of units, the AcrySof® line of intraocular lenses grew 11.3 percent, well above the underlying market growth. Dollar growth in intraocular lenses was higher than unit growth because of the continued migration to higher performance products such as the AcrySof® Natural, AcrySof® IQ, and AcrySof® ReSTOR® intraocular lenses. The combined sales of the first two of these lenses grew 49.9 percent globally, with faster growth outside the U.S., while sales of AcrySof® ReSTOR® intraocular lenses increased 41.4 percent to $25.2 million. Growth of AcrySof® ReSTOR® lenses was 20.2 percent in the U.S., while international sales nearly doubled.

Sales of cataract and vitreoretinal products grew 6.9 percent to $324.7 million, with equipment, procedure packs and viscoelastics all contributing to growth. Within this category, sales of vitreoretinal products were especially strong, growing 15.0 percent on new equipment shipments and the continued upgrade to premium procedure packs and accessories. Refractive revenue increased 4.3 percent.

•

Consumer eye care sales increased 19.7 percent to $178.4 million, or 18.6 percent on a constant currency basis. Sales of contact lens disinfectants grew 28.7 percent, as OPTI-FREE® RepleniSH® and OPTI-FREE® EXPRESS® multi-purpose disinfecting solutions (MDPS) continued to benefit from the permanent withdrawal of a competitive product in the second quarter of 2006. In the U.S., Alcon’s disinfecting solutions continued to gain share in the third quarter, with its branded share rising from 47.0 percent for the four weeks ended July 8 to 48.5 percent for the four weeks ended September 30, 2006. Sales of artificial tears increased 21.3 percent, primarily due to the continued growth of Systane® lubricant eye drops on a global basis.

Third Quarter Earnings Details

Highlights of earnings for the third quarter of 2006 are provided below. Unless otherwise noted, all comparisons are versus the third quarter of 2005.

•

Gross profit margin declined 2.0 percentage points to 75.0 percent of sales. The decline was mostly due to a $19.1 million charge to cost of goods for the refractive impairment and to share-based compensation expenses of $2.6 million that were not included in expenses in 2005.

•

Even after including $9.1 million of share-based compensation expenses that were not included as expenses in 2005, selling, general and administrative expenses as a percent of sales declined 0.9 percentage points to 30.0 percent.

•

Research and development expenses as a percent of sales increased 1.4 percentage points to 11.1 percent of sales. Research and development expenses included $4.7 million of share-based compensation expenses that were not included in 2005 and a payment of $10 million to NovaCal Pharmaceuticals, Inc. in connection with a previously announced licensing and development agreement, which occurred earlier than expected.

•	Amortization of intangibles increased to $146.3 million, due to an impairment charge of $125.7 million related to the intangible assets of the refractive business.

•

Operating income declined 29.1 percent to $261.0 million, or 21.7 percent of sales, primarily due to the impairment charges related to the refractive business that totaled $144.8 million and $16.4 million of share-based compensation expense. Excluding these items, adjusted operating profit grew 14.8 percent to $422.2 million.

•

Net earnings declined 21.5 percent as a result of the $92.0 million after-tax effect of the impairment charges for the refractive business and the $11.1 million after-tax impact of share-based compensation, which offset healthy sales growth and control of selling, general and administrative expense growth. Excluding impairment and share-based compensation, adjusted net earnings rose 13.3 percent to $335.2 million.

New Product and R&D Pipeline Update

Summarized below are updates on selected new products and significant research and development activities for the third quarter of 2006.

•

The U.S. Food and Drug Administration (FDA) approved Travatan® Z ophthalmic solution, a new glaucoma therapy product that replaces benzalkonium chloride (BAK) from Alcon's existing Travatan® solution with SofZiaTM preservative system, a robust ionic buffered preservative that is gentle to the ocular surface.

•

Alcon entered into a collaborative agreement with NovaCal Pharmaceuticals, Inc. for the development of novel anti-infective agents (Aganocide™) for the treatment of infections of the eye, ear, and sinus and for use in contact lens solutions.

•

Alcon Japan commenced the launch of Patanol® ophthalmic solution in September, 2006, following approval by the Japanese Ministry of Health, Labor and Welfare in July. Alcon Japan is also preparing for the fourth quarter launch of VegamoxTM solution following its July approval.

•	OPTI-FREE® RepleniSH® MPDS was launched in Switzerland and Germany in September, representing the first European markets in the global introduction of RepleniSH® solution.

•	Alcon expanded its category-leading vitreoretinal platform by commencing shipment of a line of 23-gauge instruments.

•

The company has developed a new formulation of its investigational new drug, Patanase™ nasal spray, and plans to move forward with its clinical plan to support an amended new drug application in the second half of 2007.

•

Eli Lilly and Company announced that a new Phase 3 study would be required by the FDA before the agency would consider approving ArxxantTM, an investigational drug for diabetic retinopathy. Lilly has decided to appeal the FDA’s decision. In the second quarter of 2006, Alcon entered into a co-promotion agreement with Lilly related to this product. Alcon is not obligated to make any payments to Lilly until the product is approved.

Financial Guidance

Alcon’s current financial guidance for the full year 2006 and the factors impacting this guidance are provided below.

•	Total sales are expected to be between $4,870 and $4,900 million.

•	The company left unchanged its guidance for sales of its AcrySof® ReSTOR® intraocular lenses to be at least $100 million.

•

The company raised its guidance for diluted earnings per share to a range of $4.51 to $4.55, excluding the $0.30 impact of the refractive impairment charge. This range includes the $0.31 per share positive impact of the litigation settlement in the second quarter of 2006 and the $0.17 per share negative impact of share-based compensation expense resulting from the adoption of SFAS 123(R). Including the impact of the impairment charge, the company expects earnings per share to be in the range of $4.21 to $4.25.

Other Items

•

On September 8, 2006, Alcon’s board of directors expanded the company’s share repurchase program to allow for the purchase of up to an additional 5.0 million shares of the company’s outstanding common stock.

•

Alcon recently received notice from Apotex, Inc. regarding the submission of an Abbreviated New Drug Application (ANDA) to the FDA requesting approval to manufacture and sell a generic version of Alcon’s allergy drug, Patanol® ophthalmic solution.

•

During its corporate planning process, the company reviewed its refractive laser business to determine if its assumptions about market growth, industry dynamics business circumstances and future financial performance had changed. This review indicated that the carrying amounts of long-lived assets used in the refractive product line probably would not be recovered through the projected future cash flows, although the company intends to continue using these assets. A formal impairment review determined that on a gross basis the carrying amounts of the refractive assets were not recoverable. An impairment charge of $144.8 million was determined using a discounted cash flow calculation to estimate the fair values of the refractive assets. The company used this method because it believes this approach provided the most reasonable estimate of the fair values of these assets.

Company Description

Alcon, Inc. is the world’s leading eye care company, with sales of $4.37 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company. All trademarks noted in this release are the property of Alcon, Inc., with the exception of Ciprodex®, which is a registered trademark of Bayer AG and licensed to Alcon, Inc. by Bayer Healthcare AG; ArxxantTM, which is a trademark of Eli Lilly and Company; and Aganocide™ which is a trademark of NovaCal Pharmaceuticals, Inc. Moxifloxacin is licensed to Alcon, Inc. by Bayer Healthcare AG.

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ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings (Unaudited)

(USD in millions, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Sales	$1,203.8	$1,071.1	$3,671.7	$3,313.6
Cost of goods sold	301.4	246.4	914.9	822.7

Gross profit	902.4	824.7	2,756.8	2,490.9

Selling, general and administrative	361.1	331.1	1,012.6	1,009.4
Research and development	134.0	103.6	377.6	302.9
Amortization of intangibles	146.3	22.1	187.4	64.1

Operating income	261.0	367.9	1,179.2	1,114.5

Other income (expense):
Gain (loss) from foreign currency, net	(0.7)	0.5	(10.1)	2.3
Interest income	16.9	12.8	55.9	33.4
Interest expense	(10.8)	(10.1)	(32.6)	(28.2)
Other, net	4.4	3.9	13.0	3.9

Earnings before income taxes	270.8	375.0	1,205.4	1,125.9

Income taxes	38.7	79.2	212.0	255.6

Net earnings	$232.1	$295.8	$993.4	$870.3

Basic earnings per common share	$0.77	$0.96	$3.26	$2.84

Diluted earnings per common share	$0.76	$0.95	$3.21	$2.79

Basic weighted average common shares	302,626,095	306,536,803	305,047,340	306,001,571
Diluted weighted average common shares	306,869,441	312,525,956	309,594,257	311,700,220

ALCON, INC. AND SUBSIDIARIES

Global Sales

(USD in millions)

	Three Months Ended			Foreign	%Change in
	September 30,			Currency	Constant
	2006	2005	%Change	%Change	Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$288.3	$260.9	10.5%	-%	10.5%
Surgical	239.0	225.3	6.1	-	6.1
Consumer Eye Care	91.4	74.3	23.0	-	23.0

Total United States Sales	618.7	560.5	10.4	-	10.4

International:
Pharmaceutical	208.4	176.9	17.8	3.0	14.8
Surgical	289.7	259.0	11.9	1.9	10.0
Consumer Eye Care	87.0	74.7	16.5	2.3	14.2

Total International Sales	585.1	510.6	14.6	2.3	12.3

Total Global Sales	$1,203.8	$1,071.1	12.4%	1.1%	11.3%

PRODUCT SALES
Infection/inflammation	$176.7	$156.9	12.6%
Glaucoma	175.7	153.3	14.6
Allergy	72.9	73.3	(0.5)
Otic	76.3	74.9	1.9
Other pharmaceuticals/rebates	(4.9)	(20.6)	N/M

Total Pharmaceutical	496.7	437.8	13.5	1.3%	12.2%

Intraocular lenses	191.8	168.8	13.6
Cataract/vitreoretinal	324.7	303.8	6.9
Refractive	12.2	11.7	4.3

Total Surgical	528.7	484.3	9.2	1.0	8.2

Contact lens disinfectants	99.5	77.3	28.7
Artificial tears	51.2	42.2	21.3
Other	27.7	29.5	(6.1)

Total Consumer Eye Care	178.4	149.0	19.7	1.1	18.6

Total Global Sales	$1,203.8	$1,071.1	12.4%	1.1%	11.3%

N/M - Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

ALCON, INC. AND SUBSIDIARIES

Global Sales

(USD in millions)

	Nine Months Ended			Foreign	%Change in
	September 30,			Currency	Constant
	2006	2005	%Change	%Change	Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$915.3	$824.5	11.0%	-%	11.0%
Surgical	706.8	637.0	11.0	-	11.0
Consumer Eye Care	263.4	215.1	22.5	-	22.5

Total United States Sales	1,885.5	1,676.6	12.5	-	12.5

International:
Pharmaceutical	616.0	547.9	12.4	-	12.4
Surgical	914.5	856.4	6.8	(1.5)	8.3
Consumer Eye Care	255.7	232.7	9.9	0.1	9.8

Total International Sales	1,786.2	1,637.0	9.1	(0.8)	9.9

Total Global Sales	$3,671.7	$3,313.6	10.8%	(0.4)%	11.2%

PRODUCT SALES
Infection/inflammation	$550.9	$491.0	12.2%
Glaucoma	509.4	463.8	9.8
Allergy	316.9	295.4	7.3
Otic	194.8	178.0	9.4
Other pharmaceuticals/rebates	(40.7)	(55.8)	N/M

Total Pharmaceutical	1,531.3	1,372.4	11.6	-%	11.6%

Intraocular lenses	585.8	503.7	16.3
Cataract/vitreoretinal	996.0	946.5	5.2
Refractive	39.5	43.2	(8.6)

Total Surgical	1,621.3	1,493.4	8.6	(0.8)	9.4

Contact lens disinfectants	278.4	226.4	23.0
Artificial tears	151.7	129.4	17.2
Other	89.0	92.0	(3.3)

Total Consumer Eye Care	519.1	447.8	15.9	-	15.9

Total Global Sales	$3,671.7	$3,313.6	10.8%	(0.4)%	11.2%

N/M - Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)

(USD in millions)

	September 30,	December 31,
	2006	2005
Assets
Current assets:
Cash and cash equivalents	$1,176.8	$1,457.2
Short term investments	443.3	377.7
Trade receivables, net	898.1	725.4
Inventories	466.1	427.2
Deferred income tax assets	177.6	131.5
Other current assets	154.6	149.0

Total current assets	3,316.5	3,268.0

Long term investments	85.2	154.8
Property, plant and equipment, net	869.1	829.6
Intangible assets, net	106.4	293.7
Goodwill	552.0	550.0
Long term deferred income tax assets	146.1	77.5
Other assets	57.3	54.6

Total assets	$5,132.6	$5,228.2

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$161.5	$156.0
Short term borrowings	896.7	1,021.5
Current maturities of long term debt	5.8	5.9
Other current liabilities	950.1	1,095.1

Total current liabilities	2,014.1	2,278.5

Long term debt, net of current maturities	49.7	56.0
Long term deferred income tax liabilities	16.0	15.8
Other long term liabilities	352.9	321.8
Contingencies

Shareholders’ equity:
Common shares	43.8	43.4
Additional paid-in capital	1,020.9	806.3
Accumulated other comprehensive income	143.2	90.9
Retained earnings	2,847.4	2,282.3
Treasury shares, at cost	(1,355.4)	(666.8)

Total shareholders' equity	2,699.9	2,556.1

Total liabilities and shareholders' equity	$5,132.6	$5,228.2

Note: Certain reclassifications have been made to prior year amounts to conform to current year presentation.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(USD in millions)

	Three months ended September 30,
	2006	2005

Cash provided by operating activities:
Net cash from operating activities	$914.9	$1,073.1

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(145.1)	(106.7)
Purchases of intangible assets	-	(43.2)
Net purchases of available-for-sale investments	49.2	(381.3)
Proceeds from sale of assets	1.3	2.2
Net cash from investing activities	(94.6)	(529.0)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(133.1)	(11.7)
Repayment of long term debt	(5.8)	(5.2)
Dividends on common shares	(416.8)	(302.0)
Proceeds from exercise of stock options	95.0	138.1
Tax benefits from share-based payment arrangements	80.5	-
Acquisition of treasury shares	(728.4)	(292.7)
Net cash from financing activities	(1,108.6)	(473.5)

Effect of exchange rates on cash and cash equivalents	7.9	(51.5)

Net increase (decrease) in cash and cash equivalents	(280.4)	19.1

Cash and cash equivalents, beginning of period	1,457.2	1,093.4

Cash and cash equivalents, end of period	$1,176.8	$1,112.5

Supplemental disclosure of cash flow information:
Cash paid during the period for the following:

Interest expense, net of amount capitalized	$32.6	$28.1

Income taxes	$150.5	$111.8

ALCON, INC. AND SUBSIDIARIES

Reconciliation of Non-GAAP Disclosures (Unaudited)

(USD in Millions, except per share data)

	Three months ended September 30, 2006 (1)

		Non-GAAP Adjustments

	Reported	Impairment Charges	SFAS 123(R) Expenses	Non-GAAP Adjusted
Earnings before income taxes	$270.8	$144.8	$16.4	$432.0

Income Taxes	38.7	52.8	5.3	96.8

Net Earnings	$232.1	$92.0	$11.1	$335.2

Diluted earnings per common share	$0.76	$0.30	$0.03	$1.09

Other selected financial ratios
% Net Income Growth	(21.5)%			13.3%
% Earnings Per Share Growth	(20.0)%			14.7%

(1)

The adjusted items above related to impairment charges on certain refractive assets and charges related to SFAS 123(R) are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Alcon presents these non-GAAP measures to improve the comparability and consistency of financial results of Alcon's core business activities and to enhance the overall understanding of Alcon's performance and future prospects.

ALCON, INC. AND SUBSIDIARIES

Reconciliation of Non-GAAP Disclosures (Unaudited)

(USD in Millions, except per share data)

	Nine months ended September 30, 2006 (1)

		Non-GAAP Adjustments

	Reported	Patent Lawsuits Settlement	Impairment Charges	SFAS 123(R) Expenses	Non-GAAP Adjusted
Earnings before income taxes	$1,205.4	$(119.0)	$144.8	$65.8	$1,297.0

Income Taxes	212.0	(21.5)	52.8	21.1	264.4

Net Earnings	$993.4	$(97.5)	$92.0	$44.7	$1,032.6

Diluted earnings per common share	$3.21	$(0.31)	$0.30	$0.14	$3.34

Other selected financial ratios
% Net Income Growth	14.1%				18.6%
% Earnings Per Share Growth	15.1%				19.7%

(1)

The adjusted items above related to the settlement of several intellectual property lawsuits, impairment charges on certain refractive assets, and charges related to SFAS 123(R) are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Alcon presents these non-GAAP measures to improve the comparability and consistency of financial results of Alcon's core business activities and to enhance the overall understanding of Alcon's performance and future prospects.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third party payers may affect our sales and profits; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton

Vice President,

Investor Relations and Strategic Corporate Communications

817-551-8974

or

Matthew Head

Manager,

Investor Relations

817-551-8550

www.alconinc.com